Exhibit 99.1

Genetron Health Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, China, August 22, 2022 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated August 21, 2022 (the “Proposal Letter”) from Mr. Sizhen Wang, co-founder, chairman of the Board and chief executive officer of the Company (the “Proposing Buyer”) to acquire all of the outstanding ordinary shares, par value $0.00002 per share (the “Ordinary Shares”) of the Company, including the Ordinary Shares represented by the American depositary shares of the Company (the “ADSs”, each representing five Ordinary Shares) for US$0.272 per Ordinary Share or US$1.36 per ADS in cash (the “Proposed Transaction”).

According to the Proposal Letter, the Proposing Buyer intends to fund the consideration payable in the Proposed Transaction with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from the Proposing Buyer and third party sponsors.

Today, the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Mr. Wing Kee Lau and Mr. Dian Kang, to evaluate and consider the Proposed Transaction as well as other potential strategic alternatives that the Company may pursue. The Special Committee intends to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review or evaluate the proposal, or make any decision with respect to the Company's response to the Proposed Transaction or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Additional Information about the Proposal

The Company will furnish to the U.S. Securities and Exchange Commission (the "SEC") a current report on Form 6-K regarding the proposal, which will include as an annex thereto the Proposal Letter. All parties desiring details regarding the Proposed Transaction are urged to review these documents, which will be available at the SEC's website (http://www.sec.gov).

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding demand for and market acceptance of our diagnosis services and products, cancer early screening services and our IVD products and our ability to expand our customer base; the Company’s ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP; the Company’s ability to obtain and maintain intellectual property protections for our technologies and our continued research and development to keep pace with technology developments; impacts of the COVID-19 pandemic; general economic and business condition in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement and based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Email: ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

yanrong.zhao@genetronhealth.com

Annex A

Confidential

August 21, 2022

Board of Directors (the “Board”)

Genetron Holdings Limited (the “Company”)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

Dear Members of the Board of Directors:

I, Mr. Sizhen Wang, co-founder, chairman of the Board and chief executive officer of the Company (the “Buyer”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares, par value $0.00002 per share (the “Ordinary Shares”) of the Company, including the Ordinary Shares represented by the American depositary shares of the Company (the “ADSs”, each representing five Ordinary Shares), that are not already beneficially owned by me or any of my affiliates (the “Acquisition”) in a going private transaction at a proposed purchase price of US$0.272 per Ordinary Share or US1.36 per ADS in cash. I believe that my Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of my Proposal include:

1.            Buyer. I intend to form an acquisition company for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with my acquisition vehicle. In considering our Proposal, you should be aware that I am interested only in acquiring the outstanding Ordinary Shares of the Company that are not already owned by me or my affiliates, and that I do not intend to sell my Ordinary Shares in the Company to any third party.

2.            Purchase Price. My proposed consideration payable for the Acquisition is US$0.272 per Ordinary Share, or US$1.36 per ADS, in cash (in each case other than those Ordinary Shares and ADSs held by me or my affiliates). The proposed purchase price represents a premium of approximately 15% to the Company’s closing price on August 19, 2022 and a premium of approximately 21% to the average closing price of the Company during the past 30 trading days.

3.            Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.            Process; Due Diligence. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

5.            Definitive Agreements. I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) during the course of due diligence. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.            Confidentiality. I am sure you will agree with me that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.            No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion. I look forward to hearing from you.

[Signature page follows]

Sincerely,

Sizhen Wang

/s/ Sizhen Wang

[Signature Page]